EXHIBIT 99.2
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Telkom — Appointment Of Director
In compliance with paragraph 3.59(a) of the Listings Requirements of the JSE Limited, Telkom is pleased to announce the appointment of Mr Peter Joubert as a non executive director of the company with effect from 12 August 2008.
Pretoria
13 August 2008
Sponsor
UBS Securities South Africa (Pty) Limited